Advantest Corporation (FY2010 Q2)

FY2010 Second Quarter Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Period ended September 30, 2010)
(Unaudited)

October 28, 2010
Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Managing Executive Officer and Senior Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	November 9, 2010
Dividend Payable Date (as planned)	:	December 1, 2010
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2010 Q2 (April 1, 2010 through September 30, 2010)
(1)      Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2010 Q2	52,093	177.5	4,740	－	4,107	－	2,593	－
FY2009 Q2	18,769	(64.3)	(7,983)	－	(6,406)	－	(7,088)	－

	Net income (loss) per share - basic		Net income (loss) per share - diluted

		Yen		Yen
FY2010 Q2	14.59		14.59
FY2009 Q2	(39.66)		(39.66)

(2)      Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share

		Million yen		Million yen		%		Yen
FY2010 Q2	183,010		138,220		75.5		797.70
FY2009	188,663		150,242		79.6		840.65

2. Dividends

	Dividend per share
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2009	－	5.00	－	5.00	10.00
FY2010	－	5.00	N/A	N/A	N/A
FY2010 (forecast)	N/A	N/A	－	－	－
(Note) Revision of dividends forecast for this period: None
The dividend forecast for the fiscal year ending March 31, 2011 has not been decided. Advantest takes earnings forecast into consideration and intends to promptly disclose the relevant dividend forecast when such forecast becomes available.

Advantest Corporation (FY2010 Q2)

3. Projected Results for FY2010 (April 1, 2010 through March 31, 2011)

(Note) Revision of earnings forecast for this period: None
Advantest focuses primarily on the business of test systems for semiconductors and Advantest’s business relies heavily on the capital expenditures of semiconductor manufacturers, test houses and foundries.  The capital expenditures of these companies are determined primarily by factors such as current or future trends in the demand for semiconductors.  At this time, Advantest is unable to provide the earnings forecast for the fiscal year ending March 31, 2011 due to difficulty in forecasting trends in the demand for semiconductors and investment plans for semiconductor related capital expenditures.  Advantest intends to promptly disclose the relevant earnings forecast when such disclosure becomes possible.

4. Others   (Please see  “Business Results” 2. Others on page 7 for details.)
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Newly included  None; Excluded  1 (Company name: Advantest Manufacturing, Inc.)

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes

(3)	Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements:
1)	Changes based on revisions of accounting standard: None
2)	Changes other than 1) above: None

(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock): FY2010 Q2 199,566,770 shares; FY2009 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period: FY2010 Q2 26,293,821 shares; FY2009 20,845,178 shares.
3)	Average number of outstanding stock for each period (cumulative term): FY2010 Q2 177,679,225 shares; FY2009 Q2 178,722,847 shares.

Implementation status of quarterly review procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2010 Q2)
Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Upcoming Fiscal Year	P. 7
2.	Others		P. 7
	(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries)	P. 7
	(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements	P. 7
	(3)	Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements	P. 7
3.	Consolidated Financial Statements and Other Information		P. 8
	(1)	Consolidated Balance Sheets (Unaudited)	P. 8
	(2)	Consolidated Statements of Operations (Unaudited)	P.10
	(3)	Consolidated Statements of Cash Flows (Unaudited)	P.12
	(4)	Notes on Preconditions to Going Concerns	P.13
	(5)	Segment Information	P.13
	(6)	Notes on Significant Changes to Stockholders’ Equity	P.14

Advantest Corporation (FY2010 Q2)
1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2010 Q2 (July 1, 2010 through September 30, 2010)
		(in billion yen)
	Three months ended September 30, 2009	Three months ended September 30, 2010	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	14.4	23.3	61.2%
Net sales	11.2	28.6	156.0%
Operating income (loss)	(3.5)	2.9	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(2.7)	2.5	－
Net income (loss)	(3.3)	1.8	－

In the second quarter of FY2010, despite weakening consumer sentiment primarily due to financial uncertainties in developed economies, the overall recovery trend continued, led by rapid growth in China and the other emerging countries economies.
Capital spending from semiconductor manufacturers was strong at the beginning of the period responding to demand for consumer electronics including smartphones, tablet computers with touch panel, and televisions with 3D / LED backlight functionality. However, in the latter half of the period, certain customers postponed capital investment or limited equipment orders, reacting to weaker consumer electronics and PC demand.
Amid these shifts, Advantest strove to secure orders and expand sales. While orders input received declined primarily due to the deteriorating market environment as compared to the previous quarter, sales and earnings increased, but did not meet expectations in comparison to the company’s earlier forecast.
As a result of the above, orders input received was (Y) 23.3 billion (a 61.2% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 28.6 billion (a 156.0% increase in comparison to the corresponding period of the previous fiscal year), operating income was (Y) 2.9 billion ((Y) 6.4 billion improvement in comparison to the corresponding period of the previous fiscal year), income before income taxes and equity in earnings of affiliated company was (Y) 2.5 billion ((Y) 5.2 billion improvement in comparison to the corresponding period of the previous fiscal year), net income was (Y) 1.8 billion ((Y) 5.1 billion improvement in comparison to the corresponding period of the previous fiscal year). The percentage of net sales to overseas customers was 82.5%, compared to 75.9% in the corresponding period of the previous fiscal year.

Advantest Corporation (FY2010 Q2)
  Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>
		(in billion yen)
	Three months ended September 30, 2009	Three months ended September 30, 2010	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	7.7	17.1	123.0%
Net sales	7.1	20.2	181.7%
Operating income (loss)	(2.2)	3.5	－

In the Semiconductor and Component Test System Segment, although orders did not reach the level of the previous quarter, overall results were healthy, supported by semiconductor manufacturers’ motivation to invest for new capacity expansions.
In the memory semiconductor test system, the mainstream adoption of DDR3-DRAM kept pace with advances in computing performance, supporting strong demand for Advantest’s high-speed memory test systems. Additionally, a significant rise in demand for the low-power DRAM chips used in smartphones and other portable devices drove strong sales of high-throughput memory test systems.
In the non-memory semiconductor test system, test systems for microprocessors used in PCs and portable and wireless devices posted growth, but test systems for LCD driver ICs declined slightly.
As a result of the above, orders input received was (Y) 17.1 billion (a 123.0% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 20.2 billion (a 181.7% increase in comparison to the corresponding period of the previous fiscal year) and operating income was (Y) 3.5 billion ((Y) 5.7 billion improvement in comparison to the corresponding period of the previous fiscal year).

<Mechatronics System Segment>
		(in billion yen)
	Three months ended September 30, 2009	Three months ended September 30, 2010	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	4.7	3.7	(20.7%)
Net sales	2.1	5.7	166.8%
Operating income (loss)	(0.4)	0.2	－

Even though orders in the Mechatronics System Segment did not reach the level of the previous quarter, strong sales of memory test systems provided momentum for satisfactory sales of the device interface products and test handlers used together with test systems.
As a result of the above, orders input received was (Y) 3.7 billion (a 20.7% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 5.7 billion (a 166.8% increase in comparison to the corresponding period of the previous fiscal year) and operating income was (Y) 0.2 billion ((Y) 0.6 billion improvement in comparison to the corresponding period of the previous fiscal year).

Advantest Corporation (FY2010 Q2)
<Services, Support and Others Segment>
(in billion yen)
	Three months ended September 30, 2009	Three months ended September 30, 2010	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	2.9	3.0	0.3%
Net sales	2.7	3.3	23.9%
Operating income	0.4	0.7	62.3%

Amid high equipment utilization rates, the Services, Support and Others Segment benefited from robust customer demand for maintenance services.
As a result of the above, orders input received was (Y) 3.0 billion (a 0.3% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 3.3 billion (a 23.9% increase in comparison to the corresponding period of the previous fiscal year) and operating income was (Y) 0.7 billion (a 62.3% increase in comparison to the corresponding period of the previous fiscal year).

With respect to the qualitative information concerning the consolidated business results for the first quarter of the fiscal year ending March 31, 2011, please refer to “FY2010  First Quarter Consolidated Financial Results” (reported on July 28, 2010).

(2) Analysis of Financial Condition
Total assets at September 30, 2010 amounted to (Y) 183.0 billion, a decrease of (Y) 5.7 billion compared to March 31, 2010, primarily due to a decrease of (Y) 29.4 billion in cash and cash equivalents, increase of (Y) 11.7 billion and (Y) 9.1 billion in short-term investments and trade receivables, respectively. The amount of total liabilities was (Y) 44.8 billion, an increase of (Y) 6.4 billion compared to March 31, 2010, primarily due to an increase in trade accounts payable. Stockholders’ equity was (Y) 138.2 billion. Equity to assets ratio was 75.5%, a decrease of 4.1 percentage point from March 31, 2010.

(Cash Flow Condition)
Cash and cash equivalents held at September 30, 2010 were (Y) 67.1 billion, a decrease of (Y) 17.8 billion from June 30, 2010. Significant cash flows during the second quarter of this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 0.2 billion (Net cash outflow (Y) 2.1 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to net income in the amount of (Y) 1.8 billion, increase in trade accounts payable in the amount of (Y) 4.0 billion, increase in trade receivables in the amount of (Y) 5.8 billion and adjustments of the profit and loss of non-fund items such as depreciation and amortization.
Net cash used in investing activities was (Y) 7.6 billion (Net cash inflow (Y) 4.2 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to increase in short-term investments in the amount of (Y) 6.9 billion and purchases of property, plant and equipment in the amount of (Y) 0.7 billion.
Net cash used in financing activities was (Y) 10.3 billion (Net cash outflow (Y) 49 million in the corresponding period of the previous fiscal year). This amount was primarily attributable to purchases of treasury stock.

Advantest Corporation (FY2010 Q2)
(3) Prospects for the Upcoming Fiscal Year
Despite financial uncertainties and currency volatility that threaten to undermine prospects for long-term growth, stimulus measures bolstering demand, as well as growth in the emerging economies, have kept the global economic recovery on track since 2009.
Global semiconductor sales for 2010 are on track to surpass the previous peak attained in 2007. Moreover, predictions of increased worldwide consumer spending on PCs, cellular phones and other consumer electronics underpin the consensus forecast that the semiconductor industry will continue to grow in the medium term. These expectations are encouraging semiconductor manufacturers to continue adding new capacity and advanced capabilities. Nevertheless, there is a trend towards extreme caution in individual capital investment decisions, making it difficult to predict the timing and scale of new test system purchases.
Advantest’s drive to boost earnings by accurately responding to diverse customer needs with new products, services, and support is fueled by the company’s core competence – its well-established technological edge. The company will continue to refine its business model for stable growth by enhancing the efficiency of R&D and manufacturing processes to cut costs, developing new businesses, and diversifying its revenue sources.
As noted on the Information Summary sheet, Advantest has not yet disclosed a forecast of its full fiscal year results for FY2010. Such data will be disclosed promptly when it becomes available.

2.  Others
(1) Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Excluded 1: Advantest Manufacturing, Inc.
Advantest Manufacturing, Inc. was merged with Advantest Corporation on July 1, 2010.

(2) Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements:
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the second quarter, its best estimate of the annual effective tax rate for the full fiscal year and use that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

(3)  Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements: None

Advantest Corporation (FY2010 Q2)
3. Consolidated Financial Statements and Other Information

（1）Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	September 30, 2010	March 31, 2010

Current assets:
Cash and cash equivalents	¥67,063	96,439
Short-term investments	22,241	10,498
Trade receivables, net	25,060	15,930
Inventories	22,160	16,590
Other current assets	3,485	4,292

Total current assets	140,009	143,749

Investment securities	7,206	8,077
Property, plant and equipment, net	31,972	32,881
Intangible assets, net	1,452	1,445
Other assets	2,371	2,511

Total assets	¥183,010	188,663

Advantest Corporation (FY2010 Q2)

	Yen (Millions)
Liabilities and Stockholders’ Equity	September 30, 2010	March 31, 2010

Current liabilities:
Trade accounts payable	¥17,476	11,430
Accrued expenses	6,270	4,894
Accrued warranty expenses	2,514	2,802
Other current liabilities	1,988	2,793

Total current liabilities	28,248	21,919

Accrued pension and severance costs	13,762	13,765
Other liabilities	2,780	2,737

Total liabilities	44,790	38,421

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,518	40,463
Retained earnings	183,306	181,606
Accumulated other comprehensive income (loss)	(18,371)	(14,859)
Treasury stock	(99,596)	(89,331)

Total stockholders’ equity	138,220	150,242

Total liabilities and stockholders’ equity	¥183,010	188,663

Advantest Corporation (FY2010 Q2)

（2）Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010

Net sales	¥18,769	52,093
Cost of sales	8,676	26,814

Gross profit	10,093	25,279

Research and development expenses	8,713	10,338
Selling, general and administrative expenses	9,363	10,201

Operating income (loss)	(7,983)	4,740

Other income (expense):
Interest and dividend income	362	200
Interest expense	(2)	(2)
Other, net	1,217	(831)

Total other income (expense)	1,577	(633)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(6,406)	4,107

Income taxes	614	1,505
Equity in earnings (loss) of affiliated company	(68)	(9)

Net income (loss)	¥(7,088)	2,593

	Yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010

Net income (loss) per share:
Basic	¥(39.66)	14.59
Diluted	(39.66)	14.59

Advantest Corporation (FY2010 Q2)

	Yen (Millions)
	Three months ended	Three months ended
	September 30, 2009	September 30, 2010

Net sales	¥11,156	28,558
Cost of sales	5,315	14,873

Gross profit	5,841	13,685

Research and development expenses	4,302	5,397
Selling, general and administrative expenses	5,005	5,361

Operating income (loss)	(3,466)	2,927

Other income (expense):
Interest and dividend income	122	83
Interest expense	(1)	(1)
Other, net	672	(531)

Total other income (expense)	793	(449)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(2,673)	2,478

Income taxes	606	674
Equity in earnings (loss) of affiliated company	(22)	1

Net income (loss)	¥(3,301)	1,805

	Yen
	Three months ended	Three months ended
	September 30, 2009	September 30, 2010

Net income (loss) per share:
Basic	¥(18.47)	10.22
Diluted	(18.47)	10.22

Advantest Corporation (FY2010 Q2)

（3）Consolidated Statements of Cash Flows (Unaudited)
	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010

Cash flows from operating activities:
Net income (loss)	¥(7,088)	2,593
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,953	2,018
Deferred income taxes	(418)	351
Stock option compensation expense	49	55
Changes in assets and liabilities:
Trade receivables	(147)	(10,344)
Inventories	(4,846)	(5,937)
Trade accounts payable	2,189	7,218
Other accounts payable	(6,027)	(321)
Accrued expenses	(1,850)	1,485
Accrued warranty expenses	(234)	(278)
Accrued pension and severance costs	518	174
Other	2,595	290

Net cash used in operating activities	(13,306)	(2,696)

Cash flows from investing activities:
(Increase) decrease in short-term investments	14,424	(12,309)
Proceeds from sale of property, plant and equipment	43	3
Purchases of property, plant and equipment	(1,192)	(1,140)
Purchases of intangible assets	(75)	(127)
Other	(23)	100

Net cash provided by (used in) investing activities	13,177	(13,473)

Cash flows from financing activities:
Purchases of treasury stock	(2)	(10,266)
Dividends paid	(901)	(894)
Other	(1)	0

Net cash used in financing activities	(904)	(11,160)

Net effect of exchange rate changes on cash and cash equivalents	(1,696)	(2,047)

Net change in cash and cash equivalents	(2,729)	(29,376)

Cash and cash equivalents at beginning of period	105,455	96,439

Cash and cash equivalents at end of period	¥102,726	67,063

Advantest Corporation (FY2010 Q2)

(4) Notes on Preconditions to Going Concerns: None

(5) Segment Information

	Yen (Millions)
	Three months ended September 30, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥6,349	2,122	2,685	－	11,156
Inter-segment sales	828	－	－	(828)	－
Net sales	7,177	2,122	2,685	(828)	11,156
Operating income (loss) before stock option compensation expense	(2,198)	(368)	408	(1,261)	(3,419)
Adjustment:
Stock option compensation expense					47
Operating income (loss)					¥(3,466)

	Yen (Millions)
	Three months ended September 30, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥19,572	5,661	3,325	－	28,558
Inter-segment sales	647	1	－	(648)	－
Net sales	20,219	5,662	3,325	(648)	28,558
Operating income (loss) before stock option compensation expense	3,501	243	662	(1,424)	2,982
Adjustment:
Stock option compensation expense					55
Operating income (loss)					¥2,927

Advantest Corporation (FY2010 Q2)

	Yen (Millions)
	Six months ended September 30, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥10,396	3,478	4,895	－	18,769
Inter-segment sales	832	－	－	(832)	－
Net sales	11,228	3,478	4,895	(832)	18,769
Operating income (loss) before stock option compensation expense	(5,020)	(1,319)	679	(2,274)	(7,934)
Adjustment:
Stock option compensation expense					49
Operating income (loss)					¥(7,983)

	Yen (Millions)
	Six months ended September 30, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥35,216	9,686	7,191	－	52,093
Inter-segment sales	771	4	－	(775)	－
Net sales	35,987	9,690	7,191	(775)	52,093
Operating income (loss) before stock option compensation expense	5,586	225	1,346	(2,362)	4,795
Adjustment:
Stock option compensation expense					55
Operating income (loss)					¥4,740

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

(6) Notes on Significant Changes to Stockholders’ Equity: Yes
Treasury stock increased by (Y) 10,265 million compared to March 31, 2010. This amount was primarily attributable to purchases of treasury stock ((Y) 10,264 million; 5,447,922 shares) from dissenting shareholders in accordance with Article 797, Section 1 of Japanese Corporate Law.